As filed with the Securities and Exchange Commission on May 20, 2026

Securities Act File No. 333-295680

Investment Company Act File No. 811-21462

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-2

☒	REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
	☐	PRE-EFFECTIVE AMENDMENT NO.
	☒	POST-EFFECTIVE AMENDMENT NO. 1

and/or

☒	REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
	☒	AMENDMENT NO. 85

Tortoise Energy Infrastructure
Corporation

(Exact Name of Registrant as Specified in Charter)

5901 College Boulevard, Suite 400

Overland Park, Kansas 66211

(Address of Principal Executive Offices)

(Number, Street, City, State, Zip Code)

(913) 981-1020

(Registrant’s Telephone Number, including Area Code)

Matthew G.P. Sallee

Jeffrey S. Kruske

5901 College Boulevard, Suite 400

Overland Park, Kansas 66211

(Name and Address (Number, Street, City, State, Zip Code) of Agent for Service)

Copies of Communications to:

Deborah Bielicke Eades, Esq.

Vedder Price P.C.

222 N. LaSalle Street

Chicago, Illinois 60601

Approximate Date of Proposed Public Offering:

From time to time after the effective date of the Registration Statement.

☐	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.	☒	Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

☒	Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.	☐	Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

☒	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto

It is proposed that this filing will become effective:

☐	When declared effective pursuant to Section 8(c), or as follows:

If appropriate, check the following box:

☐	This post-effective amendment designates a new effective date for a previously filed post-effective amendment.	☐	This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:

☐	This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:	☒	This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: 333-295680

Check each box that appropriately characterizes the Registrant:

☒	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).	☒	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

☐	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).	☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”).

☐	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).	☐	If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

☒	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).	☐	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

Explanatory Note

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File Nos. 333-295680 and 811-21462) of Tortoise Energy Infrastructure Corporation (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C — OTHER INFORMATION

Item 25.	Financial Statements and Exhibits

1.	Financial Statements

Included in Part A:

The information contained under the heading “TYG Financial Highlights” in the Fund’s Annual Report to shareholders on Form N-CSR for the fiscal year ended November 30, 2025 is incorporated by reference into Part A.

The information contained under the heading “TYG Financial Highlights” in the Fund’s Annual Report to shareholders on Form N-CSR for the fiscal year ended November 30, 2020 is incorporated by reference into Part A.

Included in Part B:

The audited financial statements, financial highlights and notes thereto and the independent registered public accounting firm’s report thereon included in the Fund’s Annual Report to shareholders on Form N-CSR for the fiscal year ended November 30, 2025 are incorporated by reference into Part B.

2.	Exhibits

(a)	(1)	Articles of Amendment and Restatement dated February 25, 2004.(1)

(a)	(2)	Articles of Amendment dated November 30, 2012.(2)

(b)		Third Amended and Restated By-Laws of the Registrant dated December 20, 2023.(3)

(c)		Not applicable.

(d)	(1)	Form of Common Share Certificate.(4)

(d)	(2)	Form of Subscription Certificate for Common Stock.*

(d)	(3)	Form of Notice of Guaranteed Delivery.*

(e)		Terms and Conditions of the Dividend Reinvestment and Cash Purchase Plan.(19)

(f)		Not applicable.

(g)	(1)	Investment Advisory Agreement with Tortoise Capital Advisors, L.L.C.(5)

(g)	(2)	Fee Waiver Agreement.(6)

(g)	(3)	First Amendment to Fee Waiver Agreement.(5)

(h)	(1)	Dealer Manager Agreement.*

(i)		Not applicable.

(j)	(1)	Custody Agreement.(7)

(j)	(2)	First Amendment to Custody Agreement.(7)

(j)	(3)	Second Amendment to Custody Agreement.(8)

(k)	(1)	Stock Transfer Agency Agreement.(9)

(k)	(2)	Fee and Service Schedule to Stock Transfer Agency Agreement, effective September 1, 2012.(10)

(k)	(3)	First Addendum to Stock Transfer Agency Agreement.(10)

(k)	(4)	Fund Administration Servicing Agreement.(9)

(k)	(5)	Amendment to Fund Administration Servicing Agreement, dated October 24th, 2007.(11)

(k)	(6)	Amendment to Fund Administration Servicing Agreement, dated May 24th, 2010.(7)

(k)	(7)	Amendment to Fund Administration Servicing Agreement, dated October 1, 2024.*

(k)	(8)	Fund Accounting Servicing Agreement.(11)

(k)	(9)	First Amendment to Fund Accounting Servicing Agreement.(7)

(k)	(10)	Second Amendment to Fund Accounting Servicing Agreement.*

(k)	(11)	DTC Representation Letter relating to Preferred Stock and Notes.(12)

(k)	(12)	Amended and Restated Credit Agreement with U.S. Bank.(10)

(k)	(13)	First Amendment to U.S. Bank Credit Agreement.(10)

(k)	(14)	Second Amendment to U.S. Bank Credit Agreement.(13)

(k)	(15)	Third Amendment to U.S. Bank Credit Agreement.(8)

(k)	(16)	Fourth Amendment to U.S. Bank Credit Agreement.(14)

(k)	(17)	Fifth Amendment to U.S. Bank Credit Agreement.(14)

(k)	(18)	Sixth Amendment to Amended and Restated Credit Agreement.(15)

(k)	(19)	Seventh Amendment to Amended and Restated Credit Agreement.(15)

(k)	(20)	Credit Agreement with Bank of Nova Scotia.(10)

(k)	(21)	First Amendment to Bank of Nova Scotia Credit Agreement.(10)

(k)	(22)	Second Amendment to Bank of Nova Scotia Credit Agreement.(18)

(k)	(23)	Third Amendment to Bank of Nova Scotia Credit Agreement.(17)

(k)	(24)	Fourth Amendment to Bank of Nova Scotia Credit Agreement.(17)

(k)	(25)	Third Amended and Restated Credit Agreement with U.S. Bank National Association.*

(k)	(26)	Note Purchase Agreement dated September 27, 2013.(18)

(k)	(27)	Note Purchase Agreement dated November 20, 2013.(17)

(k)	(28)	Assumption Agreement dated June 23, 2014.(10)

(k)	(29)	Note Purchase and Private Shelf Agreement dated December 18, 2014.(10)

(k)	(30)	Note Purchase Agreement dated April 2, 2015.(10)

(k)	(31)	Confirmation of Acceptance dated September 25, 2017.(5)

(k)	(32)	Subscription Agent Agreement between the Registrant and Computershare Trust Company, N.A., Computershare Inc.*

(k)	(33)	Information Agent Agreement between the Registrant and EQ Fund Solutions, LLC.*

(k)	(34)	Fee and Service Schedule to Stock Transfer Agency Agreement, effective September 1, 2015.*

(k)	(35)	Fee and Service Schedule to Stock Transfer Agency Agreement, effective October 1, 2018.*

(k)	(36)	Fee and Service Schedule to Stock Transfer Agency Agreement, effective May 1, 2025.*

(l)		Opinion and Consent of Venable LLP.*

(m)		Not applicable.

(n)	(1)	Consent of Tait, Weller & Baker LLP. (21)

(n)	(2)	Consent of Ernst & Young LLP.(21)

(o)		Not applicable.

(p)		Not applicable.

(q)		Not applicable.

(r)	(1)	Code of Ethics of Registrant.(21)

(r)	(2)	Code of Ethics of Tortoise Capital Advisors, L.L.C.(21)

(s)		Calculation of Filing Fee Tables.(21)

(t)	(1)	Powers of Attorney.(21)

(*)	Filed herewith.

(1)	Incorporated by reference to Pre-Effective Amendment No. 1 to Registrant’s Registration Statement on Form N-2, filed on January 30, 2004 (File Nos. 333-110143 and 811-21462).

(2)	Incorporated by reference to Post-Effective Amendment No. 9 to Registrant’s Registration Statement on Form N-2, filed on December 4, 2012 (File Nos. 333-165006 and 811-21462).

(3)	Incorporated by reference to the Registrant’s 8-K, filed on December 20, 2023 (File No. 811-21462).

(4)	Incorporated by reference to Registrant’s Registration Statement on Form N-2, filed on September 14, 2007 (File Nos. 333-146095 and 811-21462).

(5)	Incorporated by reference to the Post-Effective Amendment No. 8 to Registrant’s Registration Statement on Form N-2, filed on March 2, 2018 (File Nos. 333-209946 and 811-21462).

(6)	Incorporated by reference to Post-Effective Amendment No. 7 to Registrant’s Registration Statement on Form N-2, filed on April 23, 2012 (File Nos. 333-165006 and 811-21462).

(7)	Incorporated by reference to Post-Effective Amendment No. 2 to Registrant’s Registration Statement on Form N-2, filed on March 1, 2011 (File Nos. 333-165006 and 811-21462).

(8)	Incorporated by reference to the Post-Effective Amendment No. 6 to Registrant’s Registration Statement on Form N-2, filed on August 22, 2017 (File Nos. 333-209946 and 811-21462).

(9)	Incorporated by reference to Pre-Effective Amendment No. 1 to Registrant’s Registration Statement on Form N-2, filed on June 28, 2004 (File Nos. 333-114545 and 811-21462).

(10)	Incorporated by reference to Post-Effective Amendment No. 18 to Registrant’s Registration Statement on Form N-2, filed on April 27, 2015 (File Nos. 333-165006 and 811-21462).

(11)	Incorporated by reference to Pre-Effective Amendment No. 2 to Registrant’s Registration Statement on Form N-2, filed on February 12, 2008 (File Nos. 333-146095 and 811-21462).

(12)	Incorporated by reference to Pre-Effective Amendment No. 1 to Registrant’s Registration Statement on Form N-2, filed on April 1, 2005 (File Nos. 333-122350 and 811-21462).

(13)	Incorporated by reference to Post-Effective Amendment No. 19 to Registrant’s Registration Statement on Form N-2, filed on August 3, 2015 (File Nos. 333-165006 and 811-21462).

(14)	Incorporated by reference to the Pre-Effective Amendment No. 1 to Registrant’s Registration Statement on Form N-2, filed on June 26, 2019 (File Nos. 333-230789 and 811-21462).

(15)	Incorporated by reference to the Registrant’s SC TO-I, filed on October 2, 2022 (File No. 005-85247).

(17)	Incorporated by reference to the Post-Effective Amendment No. 2 to Registrant’s Registration Statement on Form N-2, filed on November 10, 2016 (File Nos. 333-209946 and 811-21462).

(18)	Incorporated by reference to Registration Statement on Form N-2, filed on April 9, 2019 (File Nos. 333-230789 and 811-21462).

(19)	Incorporated by reference to Post-Effective Amendment No. 14 to Registrant’s Registration Statement on Form N-2, filed on October 30, 2013 (File Nos. 333-165006 and 811-21462).

(20)	Incorporated by reference to Pre-Effective Amendment No. 1 to Registrant’s Registration Statement on Form N-2, filed on March 6, 2007 (File Nos. 333-140457 and 811-21462).

(21)	Incorporated by reference to Registration Statement on Form N-2, filed on May 8, 2026 (File Nos. 333-295680 and 811-21462).

Item 26.	Marketing Arrangements

Information concerning any underwriters will be contained in the accompanying Prospectus Supplement, if any.

Item 27.	Other Expenses of Issuance and Distribution

The following table sets forth the estimated expenses to be incurred in connection with the offering described in this Registration Statement:

SEC Registration and Filing Fees	$43,000
FINRA Fees	$5,000
Legal Fees and Expenses	$405,000
Accounting Fees and Expenses	$40,000
New York Stock Exchange Fees	$25,000
Dealer Manager Reimbursable Expenses	$175,000
Information Agent Fees	$15,000
Subscription Agent and Transfer Agent Fees	$75,000
Printing and Distribution Expenses	$50,000
Miscellaneous	$2,000
Total	$835,000

Item 28.	Persons Controlled by or Under Common Control with Registrant

None.

Item 29.	Number of Holders of Securities:

As of April 30, 2026, the number of record holders of each class of securities of the Registrant was:

Title of Class	Number of Record Holders
Common Shares ($0.001 par value)	43
Preferred Stock	7
Debt ($125,003,052 aggregate principal amount)	12

Item 30.	Indemnification

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty which is established by a final judgment as being material to the cause of action. The Registrant’s charter contains such a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law.

The Registrant’s charter authorizes it, to the maximum extent permitted by Maryland law and the Investment Company Act of 1940, as amended (the “1940 Act”), to indemnify any present or former director or officer or any individual who, while a director of the Registrant and at the request of the Registrant, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee, from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her status as a present or former director or officer of the Registrant and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. The Registrant’s Bylaws obligate it, to the maximum extent permitted by Maryland law and the 1940 Act, to indemnify any present or former director or officer or any individual who, while a director of the Registrant and at the request of the Registrant, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee and who is made a party to the proceeding by reason of his service in that capacity from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her status as a present or former director or officer of the Registrant and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. The charter and Bylaws also permit the Registrant to indemnify and advance expenses to any person who served as a predecessor of the Registrant in any of the capacities described above and any employee or agent of the Registrant or a predecessor of the Registrant.

Maryland law requires a corporation (unless its charter provides otherwise, which the Registrant’s charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he is made a party by reason of his service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or on his behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

The provisions set forth above apply insofar as they are consistent with Section 17(h) of the 1940 Act, which prohibits indemnification of any director or officer of the Registrant against any liability to the Registrant or its stockholders to which such director or officer otherwise would be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (“1933 Act”), may be provided to directors, officers and controlling persons of the Registrant, pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in connection with the successful defense of any action, suit or proceeding or payment pursuant to any insurance policy) is asserted against the Registrant by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

Item 31.	Business and Other Connections of Investment Adviser

Information as to the directors and officers of the Registrant’s investment adviser, Tortoise Capital Advisors, L.L.C. (the “Investment Adviser”), together with information as to any other business, profession, vocation, or employment of a substantial nature in which the Investment Adviser, and each director, executive officer, managing member or partner of the Investment Adviser, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, managing member, partner or trustee, is included in its Form ADV as filed with the Securities and Exchange Commission (File No. 801-61622), and is incorporated herein by reference.

Item 32.	Location of Accounts and Records

All such accounts, books, and other documents are maintained at the offices of the Registrant, at the offices of the Registrant’s investment adviser, Tortoise Capital Advisors, L.L.C., 5901 College Boulevard, Suite 400, Overland Park, Kansas 66211, at the offices of the custodian, U.S. Bank, N.A., 1555 North Rivercenter Drive, Suite 302, Milwaukee, Wisconsin 53212, at the offices of the transfer agent, Computershare Trust Company, N.A., P.O. Box 30170 College Station, TX 77842-3170, and at the offices of the administrator, U.S. Bancorp Fund Services, LLC, 615 East Michigan Street, Milwaukee, Wisconsin 53202.

Item 33.	Management Services

Not applicable.

Item 34.	Undertakings

1.	Not applicable.

2.	Not applicable.

3.	The Registrant undertakes:

a.	to file, during any period in which offers or sales are being made, a post-effective amendment to the Registration Statement:

(1)	to include any prospectus required by Section 10(a)(3) of the Securities Act.

(2)	to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post- effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(3)	to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

Provided, however, that paragraphs a(1), a(2), and a(3) of this section do not apply to the extent the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference into the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

b.	that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

c.	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

d.	that, for the purpose of determining liability under the Securities Act to any purchaser:

(1)	if the Registrant is relying on Rule 430B:

(A)	Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(2)	if the Registrant is subject to Rule 430C: each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

e.	That for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this Registration Statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;

(2)	free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(3)	the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(4)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

4.	Not applicable.

5.	The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference into the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

6.	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

7.	The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any prospectus or Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Post-Effective Amendment to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Overland Park and State of Kansas, on the 20th day of May, 2026.

TORTOISE ENERGY INFRASTRUCTURE CORPORATION

By:	/s/ Matthew G.P. Sallee
Name:	Matthew G.P. Sallee
Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Matthew G.P. Sallee	Chief Executive Officer	May 20, 2026
Matthew G.P. Sallee

/s/ Sean Wickliffe	Principal Financial Officer and Treasurer	May 20, 2026
Sean Wickliffe

/s/ Conrad S. Ciccotello*	Director	May 20, 2026
Conrad S. Ciccotello

/s/ Carrie R. Schoffman*	Director	May 20, 2026
Carrie R. Schoffman

/s/ Alexandra A. Herger*	Director	May 20, 2026
Alexandra A. Herger

/s/ Tom Florence*	Director	May 20, 2026
Tom Florence

/s/ Andrew J. Iseman*	Director	May 20, 2026
Andrew J. Iseman

/s/ Jeffrey Kruske	Attorney-In-Fact	May 20, 2026
Jeffrey Kruske

*Pursuant to a Power of Attorney dated February 27, 2026.

Exhibit Index

(d)(2)	Form of Subscription Certificate for Common Stock.
(d)(3)	Form of Notice of Guaranteed Delivery.
(h)(1)	Dealer Manager Agreement.
(k)(7)	Amendment to Fund Administration Servicing Agreement, dated October 1, 2024.
(k)(10)	Second Amendment to Fund Accounting Servicing Agreement.
(k)(25)	Third Amended and Restated Credit Agreement with U.S. Bank National Association.
(k)(32)	Subscription Agent Agreement between the Registrant and Computershare Trust Company, N.A., Computershare Inc.
(k)(33)	Information Agent Agreement between the Registrant and EQ Fund Solutions, LLC.
(k)(34)	Fee and Service Schedule to Stock Transfer Agency Agreement, effective September 1, 2015.
(k)(35)	Fee and Service Schedule to Stock Transfer Agency Agreement, effective October 1, 2018.
(k)(36)	Fee and Service Schedule to Stock Transfer Agency Agreement, effective May 1, 2025.
(l)	Opinion and Consent of Venable LLP.